Meryl Tulin

Scottsdale, Arizona

PROFESSIONAL EXPERIENCE

Arbor Pediatrics

Administrative Assistant
Scottsdale, Arizona
2014 – Present

- Provides administrative and operational support for a busy pediatric medical practice.
- Coordinates scheduling, patient communications, and day-to-day office operations.
- Assists physicians and clinical staff with administrative functions to ensure efficient office operations.
- Maintains a high level of organization, accuracy, and professionalism in a fast-paced healthcare environment.

Stratton & Ivy, Inc.

Officer – Operations and Administration
October 2025 – Present

- Serves as Officer of Operations and Administration for Stratton & Ivy, Inc.
- Assists with the company's administrative, operational, and organizational activities.
- Participated in the formation and ongoing development of the company.
- Supports executive leadership with corporate administration and operational coordination.